Exhibit 99.1

GFL Environmental Reports Second Quarter 2026 Results and Raises Full Year 2026 Guidance

•	Revenue, Adjusted EBITDA[1] and Adjusted Free Cash Flow[1] all ahead of expectations

•	Underlying Adjusted EBITDA margin[1] expansion of 125 basis points, excluding the impacts of M&A, commodities and diesel prices

•	6.4% organic revenue growth, accelerating sequentially by 180 basis points

•	Adjusted EBITDA[1] of $591.2 million, increase of 14.8%; Adjusted Net Income from continuing operations[1] of $67.8 million; Net loss from continuing operations of $162.6 million

•	Year-to-date completed acquisitions generating approximately $435.0 million to $460.0 million in annualized revenue

•	Raised full year 2026 guidance for the second time this year; now expecting mid-to-high teens growth across key financial metrics before considering significant likely upside from SECURE

MIAMI BEACH, FL, July 29, 2026 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we”, “our”, or the “Company”) today announced its results for the second quarter of 2026.

“Our exceptional start to the year continued into the second quarter, driven by the hard work and commitment of our over 15,000 employees," said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “We again delivered industry-leading top-line growth of 16.3%, including 6.1% from core pricing. The consistency of our execution across multiple quarters, even against a backdrop of macroeconomic uncertainty, reflects the durability of our platform and the discipline of our team. Given the continued strength in our base business, we are once again raising our full year guidance. Our organic growth trends, pricing discipline, and the contribution from acquisitions completed to date give us confidence in the increased outlook, and we remain well positioned to build on this momentum through the balance of the year.”

Mr. Dovigi continued, “On our proposed acquisition of SECURE Waste, SECURE shareholders approved the transaction in May and the transaction is now progressing through regulatory review. We are still targeting closing for the latter part of 2026. We continue to believe that the acquisition of SECURE will create significant long-term value for both GFL and SECURE shareholders as we meaningfully accelerate the multi-year financial targets outlined at our 2025 Investor Day. We look forward to providing an updated outlook as we approach closing later this year.”

Mr. Dovigi concluded, “We have recently received unsolicited preliminary expressions of interest from multiple parties to take the company private, as is often the case when there is a valuation disconnect. The Board has formed a special committee of independent directors to oversee any discussions that might ensue. There can be no guarantee that any expressions of interest will result in a transaction.”

Second Quarter Results

•	Revenue of $1,947.8 million in the second quarter of 2026, an increase of 16.3%, including 6.1% from core pricing.

•	Adjusted EBITDA[1] increased by 14.8% to $591.2 million in the second quarter of 2026, compared to $515.1 million in the second quarter of 2025. Adjusted EBITDA margin[1] was 30.4% in the second quarter of 2026, compared to 30.7% in the second quarter of 2025, reflecting 125 basis points of underlying margin expansion when excluding the impacts of M&A, commodities and diesel prices.

•	Net loss from continuing operations was $162.6 million in the second quarter of 2026, compared to net income from continuing operations of $259.7 million in the second quarter of 2025.

•	Adjusted Free Cash Flow[1] was $236.7 million in the second quarter of 2026, compared to $137.1 million in the second quarter of 2025.

•	During the second quarter of 2026, we repurchased 300,000 subordinate voting shares under our normal course issuer bid. We intend to continue to be opportunistic on further share repurchases going forward.

Year to Date Results

•	Revenue of $3,591.6 million for the six months ended June 30, 2026, an increase of 11.0%, including 6.5% from core pricing.

•	Adjusted EBITDA[1] increased by 13.7% to $1,069.7 million for the six months ended June 30, 2026, compared to $941.2 million for the six months ended June 30, 2025. Adjusted EBITDA margin[1] was 29.8% for the six months ended June 30, 2026, compared to 29.1% for the six months ended June 30, 2025.

•	Net loss from continuing operations was $381.8 million for the six months ended June 30, 2026, compared to net income from continuing operations of $33.1 million for the six months ended June 30, 2025.

•	Adjusted Free Cash Flow[1] was $212.4 million for the six months ended June 30, 2026, compared to $150.8 million for the six months ended June 30, 2025.

Updated Full Year 2026 Guidance2

GFL also provided its updated guidance for 2026 assuming a USD/CAD exchange rate of 1.40 for the remainder of the year (compared to 1.36 provided in our original guidance on February 11, 2026).

•	Revenue is estimated to be approximately $7,510 million to $7,530 million, compared to the prior guidance of approximately $7,320 million to $7,340 million.

•	Adjusted EBITDA[2] is estimated to be approximately $2,290 million, compared to the prior guidance of approximately $2,230 million.

◦	Full year Adjusted EBITDA margin[2] is expected to be approximately 30.5%, an increase of 10 basis points compared to the prior guidance despite incremental headwinds from diesel prices.

•	Adjusted Free Cash Flow[2] is estimated to be approximately $900 million, compared to the prior guidance of approximately $850 million.

◦	Full year net capex is expected to be approximately $850 million.

◦	Full year cash interest is expected to be approximately $445 million.

•	Net Leverage[2] is estimated to be in the mid 3s by the end of 2026.

The 2026 updated guidance includes the expected contribution of acquisitions completed as of July 1, 2026, net of divestitures completed to date, but excludes any impact from acquisitions not yet completed. Implicit in forward-looking information in respect of our expectations for 2026 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The 2026 updated guidance assumes GFL will continue to execute on our strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realizing operational efficiencies and extracting procurement and cost synergies. See “Forward-Looking Information”.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	Information contained in the section titled “Updated Full Year 2026 Guidance” includes non-IFRS measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Second Quarter Results for the equivalent historical non-IFRS measure.

Q2 2026 Earnings Call

GFL will host a conference call related to our second quarter earnings on July 30, 2026 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-769-6440 in Canada or 1-833-461-5787 in the United States (meeting ID: 884 908 323) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://events.q4inc.com/analyst/884908323?pwd=PWAeME8n. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available by using the following link: https://events.q4inc.com/attendee/884908323.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,500 employees across its organization.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities, the markets in which we operate or potential share repurchases are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the section titled “Updated Full Year 2026 Guidance”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; changes to trade agreements, restrictions on trade, including sanctions, export controls, import duties, quotas, treaties, tariffs, trade wars, changes to trade and investment policies and other governmental actions; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2025 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies. While the Company has and may from time to time in the future receive expressions of interest in relation to possible material transactions, there can be no assurance that any such expression of interest will result in an agreement to pursue any such transaction or, if any such agreements are entered into that the transactions contemplated thereby will be completed and if so on what terms and conditions; and the Company undertakes no responsibility to make any public statements or to update any prior public statements with respect thereto except as may be required by applicable law.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) change in value on Call Option, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) transaction costs, (g) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (h) Founder/CEO remuneration and (i) other. For the three and six months ended June 30, 2026, change in value on Call Option has been added back to EBITDA. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) transaction costs, (c) acquisition, rebranding and other integration costs, (d) Founder/CEO remuneration, (e) cash payments related to GFL Environmental Services transition services agreement, (f) cash interest paid on early termination of long-term debt, (g) distribution received from joint ventures and (h) other. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. For the three and six months ended June 30, 2026, cash payments related to GFL Environmental Services transition services agreement and other have been added back to Adjusted Cash Flows from Operating Activities. These amounts were not paid in the prior period. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds on disposal of assets and other, (b) purchase of property and equipment and (c) incremental growth investments. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Net Income (Loss) from continuing operations represents net income (loss) from continuing operations adjusted for (a) amortization of intangible assets, (b) amortization of deferred financing costs, (c) (gain) loss on foreign exchange, (d) change in value on Call Option, (e) share of net (income) loss of investments accounted for using the equity method, (f) loss on termination of hedged arrangements, (g) transaction costs, (h) acquisition, rebranding and other integration costs, (i) Founder/CEO remuneration, (j) other and (k) the tax impact of the foregoing. Adjusted income (loss) per share from continuing operations is defined as Adjusted Net Income (Loss) from continuing operations divided by the weighted average shares in the period. For the three and six months ended June 30, 2026, change in value on Call Option has been added back to net income (loss) from continuing operations. We believe that Adjusted income (loss) per share from continuing operations provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period ((a) and (b), collectively, “Run-Rate EBITDA Adjustments”). Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the acquired businesses had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(In millions of dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	$1,947.8	$1,675.2	$3,591.6	$3,235.3
Expenses
Cost of sales	1,562.0	1,303.2	2,906.0	2,575.8
Selling, general and administrative expenses	276.3	223.2	542.1	509.4
Interest and other finance costs	163.9	121.1	303.5	331.5
(Gain) loss on sale of property and equipment	(0.3)	(2.8)	(3.9)	0.4
Loss (gain) on foreign exchange	98.3	(266.4)	192.0	(272.1)
Change in value on Call Option	20.0	—	30.0	—
Other	0.9	(24.4)	11.9	(16.4)
	2,121.1	1,353.9	3,981.6	3,128.6
Share of net loss of investments accounted for using the equity method(1)	(10.7)	(38.4)	(66.2)	(107.0)
(Loss) income before income taxes	(184.0)	282.9	(456.2)	(0.3)
Current income tax expense	8.0	30.9	44.5	64.1
Deferred tax recovery(1)	(29.4)	(7.7)	(118.9)	(97.5)
Income tax (recovery) expense	(21.4)	23.2	(74.4)	(33.4)
Net (loss) income from continuing operations	(162.6)	259.7	(381.8)	33.1
Net income from discontinued operations	—	—	—	3,620.8
Net (loss) income	(162.6)	259.7	(381.8)	3,653.9
Less: Net loss attributable to non-controlling interests	(2.8)	(2.1)	(6.3)	(4.8)
Net (loss) income attributable to GFL Environmental Inc.	$(159.8)	$261.8	$(375.5)	$3,658.7

Items that may be subsequently reclassified to net (loss) income
Currency translation adjustment	180.8	(442.5)	344.5	(452.9)
Reclassification to net (loss) income of fair value movements on cash flow hedges, net of tax	1.2	1.0	2.4	7.0
Fair value movements on cash flow hedges, net of tax	(13.1)	16.0	(15.3)	23.3
Share of other comprehensive loss of investments accounted for using the equity method, net of tax(1)	(8.6)	(21.0)	(11.5)	(23.1)
Other comprehensive income (loss)	160.3	(446.5)	320.1	(445.7)
Comprehensive loss from continuing operations	(2.3)	(186.8)	(61.7)	(412.6)
Comprehensive income from discontinued operations	—	—	—	3,444.3
Total comprehensive (loss) income	(2.3)	(186.8)	(61.7)	3,031.7
Less: Total comprehensive income (loss) attributable to non-controlling interests	0.6	(14.4)	0.1	(17.3)
Total comprehensive (loss) income attributable to GFL Environmental Inc.	$(2.9)	$(172.4)	$(61.8)	$3,049.0

Basic (loss) income per share(1)(2)
Continuing operations	$(0.47)	$0.68	$(1.11)	$0.03
Discontinued operations	—	—	—	9.57
Total operations	$(0.47)	$0.68	$(1.11)	$9.60
Diluted (loss) income per share(1)(2)
Continuing operations	$(0.47)	$0.66	$(1.11)	$0.03
Discontinued operations	—	—	—	9.34
Total operations	$(0.47)	$0.66	$(1.11)	$9.37

Weighted average number of shares outstanding	361,371,647	365,815,712	359,940,151	378,517,656
Diluted weighted average number of shares outstanding	361,371,647	383,211,513	359,940,151	387,599,076

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised for the three and six months ended June 30, 2025. Refer to Note 3 in our Unaudited Interim Financial Statements.

(2)	Basic and diluted (loss) income per share is calculated on net (loss) income attributable to GFL Environmental Inc. adjusted for amounts attributable to preferred shareholders. Refer to Note 9 in our Unaudited Interim Financial Statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	June 30, 2026	December 31, 2025
Assets
Cash	$192.1	$85.6
Trade and other receivables, net	983.3	802.0
Income taxes recoverable	61.8	96.0
Prepaid expenses and other assets	214.6	180.6
Current assets	1,451.8	1,164.2

Property and equipment, net	8,124.4	7,324.3
Intangible assets, net	2,178.4	1,757.0
Investments accounted for using the equity method(1)	1,793.7	1,805.3
Other long-term assets	282.0	256.8
Goodwill	7,698.6	6,894.9
Non-current assets	20,077.1	18,038.3
Total assets	$21,528.9	$19,202.5

Liabilities
Accounts payable and accrued liabilities	1,797.1	1,888.3
Income taxes payable	7.1	5.7
Lease obligations	74.5	59.9
Landfill closure and post-closure obligations	50.2	44.0
Current liabilities	1,928.9	1,997.9

Long-term debt	9,599.2	7,422.6
Lease obligations	468.6	450.6
Other long-term liabilities	37.1	34.5
Deferred income tax liabilities(1)	703.2	756.7
Landfill closure and post-closure obligations	1,250.5	1,126.5
Non-current liabilities	12,058.6	9,790.9
Total liabilities	13,987.5	11,788.8

Shareholders’ equity
Share capital	7,188.8	7,008.4
Contributed surplus	230.6	205.7
(Deficit) earnings(1)	(218.5)	172.9
Accumulated other comprehensive income (loss)(1)	157.8	(155.9)
Total GFL Environmental Inc.’s shareholders’ equity	7,358.7	7,231.1
Non-controlling interests	182.7	182.6
Total shareholders’ equity	7,541.4	7,413.7
Total liabilities and shareholders’ equity	$21,528.9	$19,202.5

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised. Refer to Note 3 in our Unaudited Interim Financial Statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating activities
Net (loss) income(1)	$(162.6)	$259.7	$(381.8)	$3,653.9
Adjustments for non-cash items
Depreciation of property and equipment	309.5	262.1	583.2	520.0
Amortization of intangible assets	79.0	60.8	151.6	122.2
Share of net loss of investments accounted for using the equity method(1)	10.7	38.4	66.2	107.0
Gain on divestiture	—	—	—	(4,466.8)
Other	(0.4)	(24.4)	3.5	(16.4)
Interest and other finance costs	163.9	121.1	303.5	333.1
Share-based payments	25.6	16.7	63.2	76.4
Loss (gain) on unrealized foreign exchange	98.2	(265.5)	192.4	(272.1)
(Gain) loss on sale of property and equipment	(0.3)	(2.8)	(3.9)	1.6
Change in value on Call Option	20.0	—	30.0	—
Current income tax expense	8.0	30.9	44.5	87.6
Deferred tax (recovery) expense(1)	(29.4)	(7.7)	(118.9)	753.1
Interest paid in cash	(80.3)	(64.3)	(199.2)	(253.0)
Income taxes paid in cash, net	(5.1)	(0.9)	(8.8)	(5.5)
Changes in non-cash working capital items	(14.4)	(112.3)	(131.6)	(153.8)
Landfill closure and post-closure expenditures	(5.1)	(5.7)	(8.8)	(7.7)
	417.3	306.1	585.1	479.6
Investing activities
Purchase of property and equipment	(287.6)	(289.0)	(673.8)	(603.6)
Proceeds on disposal of assets and other	9.4	9.4	14.7	13.1
(Payments) proceeds from divestitures	—	(109.1)	—	5,820.5
Business acquisitions and investments, net of cash acquired	(1,340.2)	(44.9)	(1,484.5)	(285.9)
Distribution received from associates and joint ventures	—	1.7	4.5	5.3
	(1,618.4)	(431.9)	(2,139.1)	4,949.4
Financing activities
Repayment of lease obligations	(27.3)	(30.4)	(52.8)	(56.0)
Issuance of long-term debt	1,340.3	162.3	4,357.0	869.2
Repayment of long-term debt	(1,295.1)	(95.2)	(2,503.6)	(3,819.0)
Proceeds from termination of hedged arrangements	—	—	—	28.0
Payment for termination of hedged arrangements	(1.1)	(1.1)	(1.1)	(1.1)
Payment of contingent purchase consideration and holdbacks	(16.7)	(0.2)	(31.1)	(2.6)
Repurchase of subordinate voting shares, inclusive of tax	(14.0)	(277.6)	(71.0)	(2,412.2)
Dividends issued and paid	(8.4)	(8.0)	(15.9)	(15.9)
Payment of financing costs	(7.9)	(5.5)	(21.7)	(5.6)
Repayment of loan to related party	—	—	—	(2.9)
	(30.2)	(255.7)	1,659.8	(5,418.1)

(Decrease) increase in cash	(1,231.3)	(381.5)	105.8	10.9
Changes due to foreign exchange revaluation of cash	(12.8)	(16.0)	0.7	(5.0)
Cash, beginning of period	1,436.2	537.2	85.6	133.8
Cash, end of period	$192.1	$139.7	$192.1	$139.7

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised for the three and six months ended June 30, 2025. Refer to Note 3 in our Unaudited Interim Financial Statements.

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2025, as well as our Unaudited Interim Financial Statements and notes thereto for the three and six months ended June 30, 2026.

Revenue Growth

The following tables summarize the revenue growth in our segments for the periods indicated:

	Three months ended June 30, 2026
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth
Canada	1.4%	8.0%	—%	9.4%
USA	14.1	5.6	—	19.7
Total	9.9%	6.4%	—%	16.3%

	Six months ended June 30, 2026
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth
Canada	1.4%	7.6%	—%	9.0%
USA	9.7	4.5	(2.2)	12.0
Total	7.0%	5.5%	(1.5)%	11.0%

Detail of Organic Growth

The following table summarizes the components of our organic growth for the periods indicated:

	Three months ended June 30, 2026	Six months ended June 30, 2026
Price	6.1%	6.5%
Surcharges	1.1	0.3
Volume	(0.6)	(0.9)
Commodity price	(0.2)	(0.4)
Total organic growth	6.4%	5.5%

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated:

	Three months ended June 30, 2026			Three months ended June 30, 2025
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Canada	$609.2	$206.9	34.0%	$556.7	$188.0	33.8%
USA	1,338.6	445.7	33.3	1,118.5	393.8	35.2
Solid Waste	1,947.8	652.6	33.5	1,675.2	581.8	34.7
Corporate	—	(61.4)	—	—	(66.7)	—
Total	$1,947.8	$591.2	30.4%	$1,675.2	$515.1	30.7%

	Six months ended June 30, 2026			Six months ended June 30, 2025
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Canada	$1,145.1	$374.7	32.7%	$1,050.7	$325.7	31.0%
USA	2,446.5	818.9	33.5	2,184.6	754.0	34.5
Solid Waste	3,591.6	1,193.6	33.2	3,235.3	1,079.7	33.4
Corporate	—	(123.9)	—	—	(138.5)	—
Total	$3,591.6	$1,069.7	29.8%	$3,235.3	$941.2	29.1%

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	June 30, 2026	December 31, 2025
Total long-term debt, net of derivative asset(1)	$9,525.3	$7,401.6
Deferred finance costs and other adjustments	(78.9)	(25.1)
Total long-term debt excluding deferred finance costs and other adjustments	9,604.2	7,426.7
Less: cash	(192.1)	(85.6)
	9,412.1	7,341.1

Trailing twelve months Adjusted EBITDA(2)	2,113.4	1,985.0
Run-Rate EBITDA Adjustments(3)	242.0	172.6
Run-Rate EBITDA(3)	$2,355.4	$2,157.6

Net Leverage(2)	4.0x	3.4x
Net Leverage(2) at Q2 Guidance Exchange Rate(4)	3.9x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 7 in our Unaudited Interim Financial Statements.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

(4)	Quarterly guidance for the second quarter of 2026 was based on a USD to CAD exchange rate of 1.37 (the “Q2 Guidance Exchange Rate”). Net Leverage at Q2 Guidance Exchange Rate has been calculated as Total long-term debt excluding deferred finance costs and other adjustments, less cash, translated from USD to CAD using the Q2 Guidance Exchange Rate, divided by Run-Rate EBITDA of $2,345.0 million, which is what Run-Rate EBITDA would have been assuming contributions for the three months ended June 30, 2026 were translated from USD to CAD at the Q2 Guidance Exchange Rate.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

June 30, 2026
Subordinate voting shares	349,077,362
Multiple voting shares	11,812,964
Basic shares outstanding	360,890,326
Effect of dilutive instruments	13,241,330
Series A Preferred Shares (as converted)	6,055,493
Series B Preferred Shares (as converted)	8,966,023
Diluted shares outstanding	389,153,172

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net (loss) income from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended June 30, 2026	Three months ended June 30, 2025
Net (loss) income from continuing operations(1)	$(162.6)	$259.7
Add:
Interest and other finance costs	163.9	121.1
Depreciation of property and equipment	309.5	262.1
Amortization of intangible assets	79.0	60.8
Income tax (recovery) expense(1)	(21.4)	23.2
EBITDA	368.4	726.9
Add:
Loss (gain) on foreign exchange(2)	98.3	(266.4)
Gain on sale of property and equipment	(0.3)	(2.8)
Change in value on Call Option	20.0	—
Share of net loss of investments accounted for using the equity method(1)(3)	15.7	42.5
Share-based payments(4)	25.6	16.7
Transaction costs(5)	14.3	9.2
Acquisition, rebranding and other integration costs(6)	10.5	2.4
Founder/CEO remuneration(7)	37.8	11.0
Other	0.9	(24.4)
Adjusted EBITDA	$591.2	$515.1

($ millions)	Six months ended June 30, 2026	Six months ended June 30, 2025
Net (loss) income from continuing operations(1)	$(381.8)	$33.1
Add:
Interest and other finance costs	303.5	331.5
Depreciation of property and equipment	583.2	520.0
Amortization of intangible assets	151.6	122.2
Income tax recovery(1)	(74.4)	(33.4)
EBITDA	582.1	973.4
Add:
Loss (gain) on foreign exchange(2)	192.0	(272.1)
(Gain) loss on sale of property and equipment	(3.9)	0.4
Change in value on Call Option	30.0	—
Share of net loss of investments accounted for using the equity method(1)(3)	76.4	114.7
Share-based payments(4)	63.2	75.1
Transaction costs(5)	24.1	30.4
Acquisition, rebranding and other integration costs(6)	19.7	3.9
Founder/CEO remuneration(7)	74.2	31.8
Other	11.9	(16.4)
Adjusted EBITDA	$1,069.7	$941.2

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised for the three and six months ended June 30, 2025. Refer to Note 3 in our Unaudited Interim Financial Statements.

(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(3)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.

(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.

(5)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(7)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.

Adjusted Net Income from Continuing Operations

The following tables provide a reconciliation of our net (loss) income from continuing operations to Adjusted Net Income from continuing operations for the periods indicated:

($ millions)	Three months ended June 30, 2026	Three months ended June 30, 2025
Net (loss) income from continuing operations(1)	$(162.6)	$259.7
Add:
Amortization of intangible assets(2)	79.0	60.8
Amortization of deferred financing costs	3.1	3.5
Loss (gain) on foreign exchange(3)	98.3	(266.4)
Change in value on Call Option	20.0	—
Share of net loss of investments accounted for using the equity method(1)(4)	15.7	42.5
Transaction costs(6)	14.3	9.2
Acquisition, rebranding and other integration costs(7)	10.5	2.4
Founder/CEO remuneration(8)	37.8	11.0
Other	0.9	(24.4)
Tax effect(1)(9)	(49.2)	3.2
Adjusted Net Income from continuing operations	$67.8	$101.5
Adjusted income per share from continuing operations, basic	$0.19	$0.28
Adjusted income per share from continuing operations, diluted	$0.19	$0.26

($ millions)	Six months ended June 30, 2026	Six months ended June 30, 2025
Net (loss) income from continuing operations(1)	$(381.8)	$33.1
Add:
Amortization of intangible assets(2)	151.6	122.2
Amortization of deferred financing costs	5.8	26.9
Loss (gain) on foreign exchange(3)	192.0	(272.1)
Change in value on Call Option	30.0	—
Share of net loss of investments accounted for using the equity method(1)(4)	76.4	114.7
Loss on termination of hedged arrangements(5)	—	30.5
Transaction costs(6)	24.1	30.4
Acquisition, rebranding and other integration costs(7)	19.7	3.9
Founder/CEO remuneration(8)	74.2	31.8
Other	11.9	(16.4)
Tax effect(1)(9)	(106.6)	(38.0)
Adjusted Net Income from continuing operations	$97.3	$67.0
Adjusted income per share from continuing operations, basic	$0.27	$0.18
Adjusted income per share from continuing operations, diluted	$0.27	$0.17

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised for the three and six months ended June 30, 2025. Refer to Note 3 in our Unaudited Interim Financial Statements.

(2)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.

(3)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(4)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.

(5)	Consists of gains and losses on the termination of hedged arrangements associated with the 3.750% 2025 Secured Notes, the 5.125% 2026 Secured Notes, the 4.250% 2025 Secured Notes and the 4.750% 2029 Notes.

(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(8)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.

(9)	Consists of the tax effect of the adjustments to net (loss) income from continuing operations.

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The following tables provide a reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended June 30, 2026	Three months ended June 30, 2025
Cash flows from operating activities	$417.3	$306.1
Add:
Transaction costs(2)	14.3	9.2
Acquisition, rebranding and other integration costs(3)	10.5	2.4
Founder/CEO remuneration(4)	37.8	11.0
Cash payments related to GFL Environmental Services transition services agreement(5)	3.7	—
Distribution received from joint ventures	—	1.7
Other	1.3	—
Adjusted Cash Flows from Operating Activities	484.9	330.4
Proceeds on disposal of assets and other	9.4	9.4
Purchase of property and equipment	(287.6)	(289.0)
Adjusted Free Cash Flow (including incremental growth investments)	206.7	50.8
Incremental growth investments(7)	30.0	86.3
Adjusted Free Cash Flow	$236.7	$137.1

($ millions)	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash flows from operating activities	$585.1	$479.6
Less:
Operating cash flows from discontinued operations(1)	—	69.6
Cash flows from operating activities (excluding discontinued operations)	585.1	410.0
Add:
Transaction costs(2)	24.1	30.4
Acquisition, rebranding and other integration costs(3)	19.7	3.9
Founder/CEO remuneration(4)	74.2	31.8
Cash payments related to GFL Environmental Services transition services agreement(5)	7.5	—
Cash interest paid on early termination of long-term debt(6)	—	68.9
Distribution received from joint ventures	4.5	5.3
Other	8.4	—
Adjusted Cash Flows from Operating Activities	723.5	550.3
Proceeds on disposal of assets and other	14.7	13.1
Purchase of property and equipment	(673.8)	(585.5)
Adjusted Free Cash Flow (including incremental growth investments)	64.4	(22.1)
Incremental growth investments(7)	148.0	172.9
Adjusted Free Cash Flow	$212.4	$150.8

(1)	Consists of operating cash flows from discontinued operations. GFL Environmental Services was presented as discontinued operations. Refer to Note 17 in our Unaudited Interim Financial Statements.

(2)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(3)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(4)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.

(5)	Consists of cash payments to GFL for services provided to GFL Environmental Services based on the transition services agreement, which was satisfied in full on March 3, 2025 in connection with our divestiture of GFL Environmental Services.

(6)	Consists of interest and related fees on early repayment of revolving credit facility, Term Loan B Facility, 3.75% 2025 Secured Notes and 5.125% 2026 Secured Notes.

(7)	Consists of incremental sustainability related capital projects, primarily related to recycling.